INNOCENT INC.

3280 Suntree Blvd.

Suite 105

Melbourne, FL 32940

March 12, 2014

Securities and Exchange Commission

Attn: James Allegretto

Senior Assistant Chief Accountant

Washington DC 20549

Re:

Innocent, Inc.

Item 4.01 Form 8-K

Filed January 13, 2014

File No. 333-150061

In response to the Commission letter dated March 4, 2014 we have amended the initial 8K filing to reflect both the conditions and status of Sam Kan and Company and the belief that Innocent Inc. will not receive the requested letter to include as Exhibit 16.

Sam Kan and Company was dismissed after the registrant received notification that they would no longer serve as a PCAOB registered auditor. On March 4, 2014 the company received notification from the Securities and Exchange Commission that the commission has denied Sam Kan & Company the privilege of appearing or practicing before the Commission. Additionally, Sam Kan & Company is barred from practicing before the SEC; the company may not include his audit report in our filings with the Commission on or after February 20, 2014.

The  registrant  had  requested  Sam Ken and Company to furnish it with  a  letter (Exhibit 16) addressed  to  the  Securities  and Exchange Commission stating whether  it  agrees  with  the above statements.  We did not receive the letter promised by the January 13, 2014 filing of the 8K. As of the date of this amended filing, March 13, 2014 we have not received the requested letter from Sam Ken and Company and do not expect that we will.

/s/Wayne A. Doss

Wayne A. Doss

President and CEO

Innocent Inc.